

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

February 27, 2007

Mr. Boris Cherdabayev
Principal Executive Officer
BMB Munai, Inc.
324 South 400 West
Suite 255
Salt Lake City, Utah 84101

> **Re: BMB Munai, Inc.**
> **Form 10-KSB for the Fiscal Year Ended March 31, 2006**
> **Filed June 29, 2006**
> **File No. 1-33034**

Dear Mr. Cherdabayev:

We have reviewed your Form 10-KSB for the Fiscal Year Ended March 31, 2006, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended March 31, 2006

Oil and Gas Reserves, page 5

1.   Please clarify your disclosure to indicate that dollars included on the Proved Reserves chart on page 6 are in thousands, if this is true. Additionally, add disclosure early in your filing to indicate whether dollars presented are U.S. dollars. We note your disclosure in this chart, "Estimated future net cash flows

before income taxes (M$)." If this means "millions of dollars," it would imply cash flows of $361,990,000,000, that is, $361 billion, rather than $361 million.

2.   We note the disclosure of your measure, "Present value of estimated future net cash flows before income taxes (discounted 10% per annum)," which differs from the standardized measure, as calculated and presented in accordance with SFAS 69. Please be advised that this disclosure is considered a non-GAAP measure. As such, you must provide all disclosures required by Item 10(e) of Regulation S-K. Please amend your filing accordingly.

3.   Please amend footnote (5) of your chart to indicate that the standardized measure of discounted future net cash flows is net of tax.

Risks Relating to the Oil and Natural Gas Industry, page 16

4.   You state on page 17, "Because a substantial percentage of our proven properties are 'proved undeveloped' (approximately 20%), or 'proved developed non-producing' (approximately 68%), we will require significant additional capital to develop such properties before they may become productive." Please note that "proved developed" is defined in Regulation S-X, Rule 4-10(a)(3) as "reserves that can be expected to be recovered through existing wells with existing equipment and operating methods." As such, tell us why you believe that properties requiring significant additional capital in order to become productive should be classified as "proved developed."

Management's Discussion and Analysis.., page 29

Oil and Gas Operating Expenses, page 32

5.   Expand your disclosure to explain why expense per BOE declined from $3.08 in fiscal 2005 to $1.55 in fiscal 2006.

6.   Expand your disclosure to include a discussion of the reasons for the year-over-year increase in depletion, depreciation and amortization expenses.

Recently Issued Accounting Pronouncements, page 37

7.   Expand your disclosure to include when you intend to adopt SFAS 123(R) and the impact that you expect it to have on your financial statements.

Controls and Procedures, page 38

8.   You state that there were no significant changes in internal controls over financial reporting or other factors that could significantly affect such controls. Revise your disclosure to state whether there was any change that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to the requirements of Regulation S-B, Item 308(4)(c).

Financial Statements

9.   Please amend your filing to include an auditor's report relating to the financial statements as of and for the year ended March 31, 2005.

Statements of Cash Flows, page F-5

10.   Please explain to us why you have not classified the acquisition of marketable securities as an investing activity.

Recognition of revenue and cost, page F-8

11.   You state that revenue and costs are recognized from the sale of oil when goods are shipped or when ownership title transferred. Please tell us whether there are instances where revenue is recognized before goods are shipped and, if so, support your position that revenue recognition is appropriate under these circumstances. Additionally, please expand your revenue recognition policy to address the criteria set forth in SAB Topic 13.

Certifications

12.   Please revise your Section 302 certifications to strictly comply with the requirements of Regulation S-B, Item 601. For example, you should refer to "the small business issuer" rather than "the company," and you should refer to "this report" rather than "this annual report."

Form 10-Q for the quarter ended September 30, 2006

13.   Please amend your Form 10-Q to comply with our comments on your Form 10-KSB, as applicable.

14.   Please explain why your statements of operations do not reflect diluted income (loss) per share for all periods presented.

Engineering Comments

Items 1 and 2. Business and Properties, page 3

Oil and Natural Gas Reserves, page 5

15.   Please explain your use of world market prices instead of domestic prices to
        determine the estimated future gross revenue associated with your disclosed
        proved reserves given that your export quota and the higher world market price
        were valid only through June, 2006, as described on page 11. Address the effects
        of the lower prices on your proved reserve estimates.

Oil and Natural Gas Volumes, Prices and Operating Expense, page 9

16.   Your 2006 historical unit production cost, $1.55/BOE, does not agree with your
        production costs disclosed on page F-28. We calculate as $829,514/242,522 BO
        = $3.42/BO. Please amend your document to remove this inconsistency.

Our Properties, page 13

17.   We note that your exploration and development license expires July 9, 2007. We
        believe that the history of oil and gas production license renewals/extensions by
        the pertinent authorities to be a prime consideration in the attribution of proved
        reserves. If there is an applicable record of non-renewals or no record, we would
        not consider the attribution of proved reserves past license expiry to be valid
        without conclusive, unambiguous support. Please tell us the applicable history of
        license extensions in Kazakhstan that justifies your entitlement to the disclosed
        proved reserves beyond your license expiry.

18.   We note your statement, "Commercial production rights may also require that up
        to 20% of our oil production be sold to the Kazakhstan domestic market at
        considerably lower prices than we receive in the world export markets, as
        discussed above." Please explain to us how you incorporated this circumstance in
        your estimated proved reserves and associated future net income.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3684 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

April Sifford
Branch Chief